Exhibit 99.1

TD Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (NVCC)

TORONTO - April 18, 2023 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that none of its 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (Non-Viability Contingent Capital (NVCC)) (the “Series 18 Shares”) will be converted on May 1, 2023 (being the first business day following the conversion date of April 30, 2023) into Non-Cumulative Floating Rate Preferred Shares, Series 19 (Non-Viability Contingent Capital (NVCC)) (the “Series 19 Shares”) of TD.

During the conversion period, which ran from March 31, 2023 to April 17, 2023, 95,661 Series 18 Shares were tendered for conversion into Series 19 Shares, which is less than the minimum 1,000,000 shares required to give effect to the conversion, as described in the prospectus supplement for the Series 18 Shares dated March 7, 2018. As a result, no Series 19 Shares will be issued on May 1, 2023 and holders of Series 18 Shares will retain their Series 18 Shares.

The Series 18 Shares are currently listed on the Toronto Stock Exchange under the symbol TD.PF.J. As previously announced on March 31, 2023, the dividend rate for the Series 18 Shares for the 5-year period from and including April 30, 2023 to but excluding April 30, 2028 will be 5.747%.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves over 27 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.9 trillion in assets on January 31, 2023. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information, please contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647

Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 647-625-3124